Form 144

1 (a) Name of issuer:
South State Corporation

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
1101 First Street South, Suite 202, FL 33880

1 (e)Telephone No.
863-293-4710

2(a) Name of person for whose account the securities are to be sold
John C. Pollok

2(b) Relationship to Issuer
SEVP

2(c) Address Street
1101 First Street South, Suite 202, FL 33880

3(a) Title of Class of securities to be sold
Common Stock


3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Computershare
250 Royall Street
Canton, MA 02021


3(c) Number of share or other units to be sold
15,000


3(d)Aggregate Market Value
$1,267,500


3(e) Number of shares or other units outstanding
71,060,446


3(f) Approximate Date of Sale
04/30/2021


3(g) Name of each securities exchange
NASDAQ


Table I  Securities to be Sold

Title of the Class:
Common Stock


Date you acquired:
Various dates


Nature of Acquisition Transaction
Vested Equity Awards


Name of Person from Whom Acquired:
South State Corporation


Amount of Securities Acquired:
15,000


Date of Payment:
Various dates


Nature of Payment:
Equity Compensation


Table II  Securities sold during past 3 months:
N/A